Filed by General Motors Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
General Motors Corporation
Commission File No. 333-105851
Commission File No. 333-105853

THE OPERATOR

Good day, and welcome to today’s HUGHES Electronics Corp. 2003 second quarter earnings announcement. Today’s conference is being recorded. (CALLER INSTRUCTIONS). At this time for opening remarks and introductions, I would like to turn the call over to the Vice President of Investor Relations, Mr. Jon Rubin. Please go ahead, sir.

MR. JON RUBIN

Thank you, operator, and thank you, everyone for joining us for our second quarter 2003 earnings conference call. With me today on the call are Jack Shaw, our President and CEO, Eddy Hartenstein, Chairman and CEO of DIRECTV; Roxanne Austin, President and COO of DIRECTV US; Mike Gaines, our CFO; Larry Chapman, President and COO of DIRECTV Latin America; Pradman Kaul, Chairman and CEO of HUGHES Network Systems; Larry Hunter, HUGHES’ General Counsel; and the CFOs from our major businesses. In a moment, I will turn the call over to Jack for some brief introductory remarks, followed by a Q&A session, but first, I am obligated to read you the following. On June 5, 2003, GM/HUGHES and News Corp. filed preliminary materials with the SEC in connection with the proposed transaction. These materials are not yet final and will be amended. Because they will contain important information, stockholders are urged to read the definitive versions of these materials as well as any other relevant documents filed or that will be filed with the SEC. The preliminary materials, the definitive versions of these materials when they become available, and any other documents filed by GM/HUGHES or News with the SEC may be obtained free of charge at the SEC’s Web site, www.SEC.gov. GM stockholders will also receive information at an appropriate time on how to obtain transaction-related documents for free from GM. In addition, information regarding those persons who may be deemed to be participants in the solicitation of GM’s stockholders has been filed by GM and HUGHES with the SEC. This call does not constitute an offer to sell or solicitation of an offer to buy any securities in connection with the proposed transactions, which will only be made by means of an appropriate prospectus.

On this call, we make statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the public filings of GM/HUGHES and News with the SEC. That could cause actual results to be materially different from those in the forward-looking statements.

Moving on as a point of clarification, based upon recent SEC guidance and to improve the clarity of our earnings releases, we will no longer use the acronym previously referred to as EBITDA. Instead, we will now use the phrase, operating profit before depreciation and amortization. This is a change in name only, and we have not changed the way we calculate current or prior results for this financial measure. Additionally, in accordance with the SEC’s Regulation G, that requires companies reporting non-GAAP financial metrics to reconcile these metrics to the most directly comparable GAAP metric, we are now providing a reconciliation scheduled for the non-GAAP metrics. For example, these schedules reconcile operating profit before depreciation and amortization for each business unit to operating profit, and in the case of DIRECTV U.S., we also reconcile pre-marketing margin to operating profit. These reconciliation schedules are also posted on our Web site at www.HUGHES.com.

With that, I am pleased to introduce Jack. Jack?

MR. JACK SHAW

Thanks, Jon. I’m going to keep my comments rather brief because I believe that for the most part, the numbers we reported today speak for themselves. It is very clear to me that as a company, HUGHES is building good operating momentum. One way I judge as to operating momentum is to assess the progress we’re making quarter by quarter. For example, last quarter DIRECTV set an all-time record for operating profit before depreciation and amortization. And this quarter, DIRECTV elevated their performance to an even higher level by generating 325 million of operating profit before depreciation and amortization, a 40 percent increase over the first quarter.

Another example of our progress is evident in the HUGHES level, where last quarter, we reported operating profit for the first time in four years. And this quarter, we improved on this milestone by producing net income for the first time in four years, if you exclude onetime gains related to the sale of businesses.

Moreover, HUGHES generated over 200 million in cash flow during the second quarter, and has now provided cash flow for two consecutive quarters. And as has been the case in past quarters, these results have been largely driven by the achievements at DIRECTV in the United States. As Roxanne will explain in more detail in a moment, DIRECTV continued to bring in high-quality subscribers at a good clip, while exceeding its projections for revenue and operating profit before depreciation and amortization. As a result of the strong second quarter results, DIRECTV is increasing full-year guidance for net subscriber additions, revenue, operating profit before depreciation and amortization and cash flow. HUGHES Network Systems, or HNS, contributed well by exceeding this guidance for both revenue and operating profit, before depreciation and amortization. In doing so, HNS shipped 750,000 DIRECTV set-top boxes during the quarter, representing an increase of 46 percent over the same period last year, and also showed steady progress towards its goal of reaching cash flow breakeven later this year, in its consumer DIRECWAY business.

PanAmSat also reported solid results by posting operating profit before depreciation and amortization of 149 million, on 204 million of revenues, representing a margin of 73.4 percent compared to 72 percent last year. Hopefully, many of you were able to listen to their earnings call yesterday.

And at DIRECTV Latin America’s performance was about as good as we could have expected, given the continued economic difficulties in several of the region’s larger markets and the ongoing Chapter 11 proceedings. The restructuring process is moving forward. DIRECTV Latin America has significantly reduced its cash expenditures, as a result of the Bankruptcy Court’s approval to reject several large programming contracts.

I also think it’s important to note that we have eliminated the uncertainty and overhang from our dispute with Boeing. As most of you now are probably aware yesterday, we announced that we have reached a settlement with Boeing to resolve our disputes over the purchase price adjustment related to the sale of HUGHES satellite manufacturing businesses dating back to 2000. Mike Gaines will provide more detail on this matter in a moment, but, suffice it to say we’re pleased to have this uncertainty behind us. As we set our sights on the second half of the year, my highest priority will be to continue to demand operational excellence from all of our businesses.

And regarding the transaction with News Corp., allow me to provide a quick update on the key milestones achieved during this past quarter. To begin with, GM made initial filings with the IRS for confirmation of the tax-free status of the transaction, for U.S. federal income tax purposes, as described in the S-4. We also filed the notifications required by the Hart-Scott-Rodino Act with the DOJ. In June, we received the anticipated request for additional information from the DOJ, and we are in the process of preparing our response.

In addition, we filed for FCC approval, and we submitted our response to the public comments on July 1st. Just last week, the FCC asked for more information, and we are currently in the process of responding to this request, and expect to meet the FCC’s August 6th deadline.

And finally, we submitted our initial filing with the SEC on Form S-4. We hope to have the S-4 declared effective in August, which would allow GM to then solicit the shareholder votes soon thereafter. All in all, I would say the process is proceeding smoothly, and based upon our assessment of the review process to date, we continue to be optimistic that we can complete the transaction by year-end.

So in closing, not only was this a successful quarter from an operational perspective, but we also made good progress on non-operational issues as well. I believe that each of our businesses is taking all of the necessary steps to ensure that HUGHES’ true value is realized, and you can expect to see this trend continue in the second half of 2003. HUGHES is a company on the move. All financial trends are positive, and I believe this is an enterprise with tremendous potential.

With that, I will turn it over to Mike Gaines. Mike?

MR. MICHAEL GAINES

Thanks, Jack. Before our business unit leaders provide a detailed discussion on their quarterly results, I would like to start off with a quick overview of HUGHES’ balance sheet and liquidity position. As Jack mentioned in his remarks, a highlight of the quarter was the fact that HUGHES, for the second quarter in a row, generated positive cash flow. Our cash flow of over $200 million in the quarter was better than our expectations, and was driven by improvements across all of our operating companies. I would like to point out that we define cash flow and cash flow from operating activities, plus the cash flows from investing activities. In other words, our definition includes cash expenses, such as interest and taxes, and only excludes cash related to financing activities and cash used for discontinued operations.

At the end of the second quarter, our consolidated cash balance was just under 3.2 billion, up about 200 million from the first quarter cash balance of nearly 3 billion. Our consolidated debt balance was about 5 billion, unchanged from last quarter. It should be noted that subsequent to the end of the quarter, on July 14, 2003, PanAmSat made an optional prepayment of 350 million under its 1.25 billion credit facility from available cash on hand.

Excluding PanAmSat’s debt and cash balances, HUGHES’ debt was just under 2.7 billion at the end of the second quarter, and cash on hand at HUGHES was nearly 2.4 billion. Thus, excluding PanAmSat, HUGHES’ net debt was approximately 300 million at the end of the second quarter, unchanged from last quarter.

Another important event that Jack touched on briefly was the settlement we reached with Boeing. Now, as you may know, the agreement to sell our satellite manufacturing businesses back in 2000 to Boeing included a provision for a purchase price adjustment based on the closing date of financial statements of those businesses. The agreement also provided for a dispute resolution process to resolve any disputes that arose in determining the purchase price adjustment. As we have discussed in prior SEC filings, HUGHES had previously agreed to pay Boeing a purchase price adjustment, including interest, that added up to a bit over 200 million. However, as we disclosed in our last 10-Q, approximately 670 million, excluding interest, remains unresolved. The settlement we have reached with Boeing calls for HUGHES to pay Boeing a total of $360 million to cover amounts previously agreed to, as well as remaining unresolved purchase price adjustment claims. We expect to make this 360 million payment to Boeing within the next week. All in all, we are very happy to have this three-year-old issue finally behind us.

In addition to settling the purchase price adjustment, HNS has agreed to extend the scheduled launch date for the first Boeing built SPACEWAY satellite from the fourth quarter of 2003 until February, 2004.

Moving onto guidance, in the third quarter, we expect consolidated HUGHES revenue to be about 2.45 billion, and operating profit, before depreciation and amortization, to be approximately 300 to 350 million. As a result of the strong second quarter performance, we have increased our full-year guidance for revenue to a range of 9.7 to 9.8 billion from our prior revenue range of 9.5 to 9.6 billion. In addition, we are raising our full-year operating profit, before depreciation and amortization guidance to 1.25 to 1.35 billion, which is 100 to $150 million higher than our prior full-year guidance. The changes in HUGHES’ full year guidance for both revenue and operating profit before depreciation and amortization, are driven primarily by the continued strong performance at DIRECTV — U.S., which Roxanne will discuss in more detail in a moment.

And looking at HUGHES’ consolidated cash flow guidance, we now expect to generate positive 100 to 200 million in cash flow for the full-year, compared to prior guidance of 200 million in cash requirements. The improvement is driven primarily by an improved full-year cash outlook at DIRECTV U.S., and at HNS. As a reminder, we have excluded from our guidance of 360 million payment to Boeing and about 70 million of cash used to shut down the DIRECTV Broadband business, both recorded as cash used in discontinued operations. And we are also excluding the expected $275 million special dividend to GM, General Motors, as a part of the transaction with News Corporation.

On the subject of guidance, I want to point out that beginning in the third quarter, HUGHES will adopt the FASB interpretation number 46, or FIN 46, which requires the consolidation of certain partially owned entities. This new standard will require us to begin consolidating DIRECTV Latin America’s local operating companies in Venezuela and Puerto Rico, which we have previously accounted for under the equity method. As a result, in the third quarter, we expect to record a non-cash charge of between 50 and $75 million, that will be recorded as a cumulative effect of accounting change. That wraps up my comments, and I would now like to now turn the call over to Roxanne Austin for an update on DIRECTV U.S.

MS. ROXANNE AUSTIN

Before reviewing the second quarter results in detail, I would like to touch briefly on what I see as the key take-aways from our first-half results, and provide a mid-year report on the direction of our business.

First, DIRECTV performance during the first half of 2003 continues to demonstrate the success of the decisions we have made during the last two years to change our business strategy and operate our business differently. Our profitable growth strategy, which emphasizes attracting and retaining high-quality customers, continues to produce significant year-over-year improvements in all key operating metrics, such as revenue growth, earnings growth, and cash flow, while reducing churn and growing our leading subscriber base. In fact, the second quarter was our seventh consecutive quarter of year-over-year growth in operating profit before depreciation and amortization, and our third consecutive quarter of 1.5 percent churn. And I expect these positive trends to continue.

Next, we are continuing to be highly disciplined in managing expenses. As expected, our more efficient streamlined cost structure is generating improved margins. And there’s still further room for improvement. During the first half of this year, our pre-marketing margins were a full three percentage points better than they were in the same period last year. And perhaps most important to the valuation of our business, the improved business model is producing the operating leverage we expected, and generating significant cash flow. For the first half of the year, we produced over $300 million of cash flow.

With that said, I’d now like to take a closer look at the second quarter operating results, and our expectations for the latter half of the year, beginning with our key subscriber metrics. In the quarter, we maintained a very low 1.5 percent monthly churn rate in spite of the price increase that we implemented in March. Based on our successful churn rate performance during the first half of the year, we expect, for the full-year churn to be approximately 1.5 percent. While we could be slightly higher in Q3 due to seasonality, we would expect Q4 to trend down, keeping the full-year average at approximately 1.5 percent.

In terms of subscriber growth, we added 181,000 net new owned and operated customers during the second quarter, a bit higher than both our expectations and the analysts’ consensus. And based on our strong performance in the first half of the year, we are increasing our full-year guidance for net owned and operated subscribers to approximately 900,000, an improvement of 50 to 100,000 compared to our prior guidance of 800 to 850,000.

On a gross basis, we added 633,000 owned and operated subscribers during the quarter. As expected, this trend in gross adds, relative to the first quarter, was consistent with a historical pattern of seasonally light gross adds in the second quarter. We expect the historical second half trend of increased gross adds to continue this year, reflecting the recent launch of local channels in nine new markets; our very popular NFL SUNDAY TICKET consumer offer that we and our distribution partners began promoting in August; as well as our new Dear DIRECTV customer letters advertising campaign.

Now, let’s move onto revenue. For the quarter, DIRECTV’s revenue of 1.8 billion also beat our guidance of approximately 1.75 million. The improvement was due primarily to better than expected ARPU of $60.90, which is about $2.80 or 4.8 percent higher than last year’s second quarter ARPU. Driving the higher ARPU during the quarter was the effective $2 price increase implemented in March. In addition, we continued to see increasing revenues from mirroring fees on multiple set-top boxes, increasing the number of households with multiple set-top boxes is a key strategic thrust for us this year, since these customers churn less, and have higher ARPUs than those with just one box.

Also contributing to the higher than expected ARPU during the quarter was the improving penetration rate of customers purchasing a package that includes local channels. During the second quarter, in markets where local service was available, we saw approximately 95 percent of new customers purchase a local channel package. With the launch of the new DIRECTV 7S satellite, we expect to offer local channels to at least an additional 40 markets, which will extend our local channel coverage to more than 100 markets or about 85 percent of the nation’s television households.

So based on the strong second quarter revenue performance, we are also increasing our revenue guidance for the full-year by 200 million to approximately 7.5 billion, which implies full-year ARPU of 62 to $63. This $200 million increase is comprised of about 150 million in operating improvement, as well as approximately 50 million due to a required accounting change. This accounting change, required by the Financial Accounting Standard Board’s Emerging Issues Task Force Issued Number 00-21, is effective July 1st, and applies to all companies with similar types of customer transactions. This change has no impact on our operating profit, but requires us to immediately recognize certain customer-related revenues and costs that prior to July first, 2003, were being recognized ratably over five years.

Now let’s take a look at our costs, starting with subscriber acquisition costs or SAC. Consistent with our guidance, SAC has averaged about $565 for the first half of the year. In the second quarter, SAC was $595 per growth subscriber. The majority of the increase in SAC in the period was due to an increase in the number of new customers taking multiple set-top boxes, as well as higher advertising expenses in the second quarter spread over the seasonally smaller base of second quarter gross subscriber additions. And due primarily to the high percentage of new customers coming on board with two or three set-top boxes, we expect full-year SAC to increase about $20 per gross subscriber adds from our previous guidance to approximately 590 for the full-year. However, as you have heard me say in the past, we are comfortable making this investment because customers with multiple set-top boxes tend to churn less and generate higher ARPU than customers with one box, as we are clearly seeing in our ARPU trend.

Retention in upgrade marketing was $89 million in the second quarter, and consistent with our expectations. These expenses are primarily driven by loyalty programs to reduce churn as well as upgrade costs to promote additional DIRECTV services that drive higher ARPU. During the second half of the year, we expect retention and upgraded marketing costs to increase from the current run rate, principally due to the required accounting change I spoke about earlier. In addition, we also expect demand for digital video recorders, or DVRs among our installed customer base to pick up as we become more aggressive in our marketing efforts to these customers. As a result of the accounting change, we now expect retention in upgrade marketing costs to total about 450 million for the full-year.

For the quarter, DIRECTV’s pre-marketing margin improved to about 44 percent of revenues, or about 3 percentage points better than last year’s second quarter pre-marketing margin of about 41 percent. This 300 basis point improvement is primarily the result of our ongoing focus on managing costs more effectively, as well as our effort to attract high-quality customers that generate more high margin programming revenue.

As a result of these improvements, we expect full-year pre-marketing margins, excluding retention and upgrade costs, to increase by about 2 percentage points over last year’s pre-marketing margin of 39 percent.

Moving down the income statement, the strength of our topline results coupled with our significantly improved margins and cost structure, translated into a record-breaking operating profit before depreciation and amortization, of $325 million. This number is about 95 million higher than our first quarter results, and over two times our operating profit before depreciation and amortization in last year’s second quarter, and the best quarterly result in DIRECTV’s history. Based on the strong second quarter performance, we are recognizing our full-year operating profits — we are increasing our full-year operating profits — before depreciation and amortization guidance, by 100 million to approximately 1 billion from our prior full your estimate of 900 million. And with the improved operating profit performance, we are also increasing our expectations for cash flow. For the full-year, we are increasing DIRECTV’s guidance for cash flow, net of interest and taxes, by 175 million, to approximately $375 million.

In wrapping up my comments, I’d like to take a moment to highlight our key areas of focus in the second half of the year. High on the list is the launch of DIRECTV 7S. Making local channels available to the forty plus additional market will make DIRECTV a true whole house solution and a complete cable replacement, in an incremental 13 million homes. And I like our chances when we compete against cable on equal footing. We will also look to drive demand for our DVR service. Going into the year, our targets for DVRs were quite aggressive, and our first-half run rates make these initial projections very challenging. However, we do expect sales in the second half of the year to be considerably higher. While we will continue to market to new customers, we will place a much greater emphasis on our upgrading our existing customer base with DVR. We think this is the most effective approach because we believe that the word-of-mouth advertising from our passionate customer base is the best way to stimulate demand.

And finally, you can expect us to continue to aggressively reduce our cost structure. As we previously noted, we have already renegotiated our billing contract to drive savings of some 50 million per year starting in ‘04, and we expect to save at least this amount and then some by renegotiating legacy customer service contracts and other third party agreements. We expect to be successful in meeting all of these objectives. So you can expect to see the year-over-year gains we have made so far this year to continue into the second half of 2003 and beyond.

And with that, I’ll turn it over to Larry Chapman who will provide you an update on DIRECTV Latin America. Larry?

MR. LARRY CHAPMAN

DIRECTV Latin America’s Chapter 11 restructuring process is moving forward. To date, the Bankruptcy Court has approved our motions to reject the contract with Disney Channel Latin America, Music Choice and 2006 World Cup. As a result of the contract rejections, cash outlays for programming have significantly been reduced.

An equally important development took place on June 3rd, when we were able to obtain final court approval of the 300 million debtor in possession loan from HUGHES that had been previously approved on an interim basis. This loan is being used to fund ongoing operations during the reorganization process. In the course of the past month, Raven Media Investments, which holds the Clarin put agreement filed a motion seeking to have the court appointed the trustee or examiner in the DLA Chapter 11 case. Objections to the motion were filed by DLA, HUGHES and the official committee of unsecured creditors. In a hearing yesterday afternoon, the court denied Raven’s motion. DLA is continuing to work with the creditor’s committee in the development of a plan of reorganization and other matters, and believes that the Chapter 11 process remains generally on track.

With respect to our operations, we continue to adjust our activities to mask the economic environment of the markets in which we operate. Some markets such as Argentina are showing real signs of improvement, while others such as Venezuela, remain unchanged. Throughout Latin America, we are pursuing a selective growth strategy, focusing in those markets that justify the investment. For example, we have launched, on a trial basis, prepaid service offers in Puerto Rico, Mexico and Venezuela. The DIRECTV Prepaid program provides a low-risk opportunity to expand our customer base by offering our DIRECTV service to lower level demographic customers. Prepaid programs are proving to be a very popular and profitable way of doing business for the cellular telephone industry in the region. This type of offer may be one of the best methods for expanding our market share, particularly in markets like Puerto Rico and Venezuela, where we already have captured over 30 percent of the pay television market.

As we weather this lower growth phase of our business, we are applying significant efforts to reduce churn and increase customer loyalty. Although churn levels remain above acceptable levels, recent trends are indicating that our churn reduction customer loyalty programs are delivering positive results. We have instituted ten regional programs to allow successful initiatives developed locally to be migrated to other countries. Although the combination of our cash conservation efforts and selective growth strategy will result in no net growth for the full year, our churn management efforts are expected to allow us to produce positive subscriber growth for the second half of 2003. Specifically, we are targeting an improvement of over 20 percent in churn performance for the second half of the year as compared to the first half.

Since the second quarter results are covered in the press release, I won’t go into greater detail other than to say we are very pleased to have met our guidance for all the metrics for the second quarter. With respect to full year guidance, we have evaluated the impact of the restructuring process, the macroeconomic environment and our current operational performance, and are providing the following guidance. First, revenue for the full year has remained — expected to remain unchanged at between 550 and $600 million. Operating profit, before depreciation and amortization guidance for the full year is a loss between 90 and 110 million, a change from our prior guidance of a 50 to a $75 million loss. Deterioration in our full year guidance for operating profit before depreciation and amortization is largely due to balance sheet write off items related to our efforts to conserve cash during our restructuring process, as well as competitive pressures in Mexico. I should note that the guidance does not include potential creditor claims or impairment charges related to the restructuring process, since these types of claims are unpredictable at this time.

Overall, we remain optimistic that our current restructuring initiative and operational improvements will be successful in addressing the financial challenges that we are facing, and we will reposition the company to take advantage of the opportunities that Latin America offers. With that, I’ll turn it over to Pradman Kaul for an update on HNS. Pradman.

MR. PRADMAN KAUL

Thanks, Larry. I’m pleased to report that HNS achieved excellent results for the second quarter. Sales grew to $300 million, 18 percent more than in the same period last year, and well above analysts expectations. HNS’s $9 million operating loss before depreciation and amortization improved $18 million from the same period in the prior year and also beat our guidance. The gain resulted from aggressive cost-cutting efforts, and improved economics in our consumer DIRECWAY business. We expect both of these trends to continue, boding well for future earnings comparisons.

HNS’s performance on cash usage was also very good. Despite the investment in the SPACEWAY project, HNS generated positive cash flow this quarter. This was better than projected largely because of better working capital management. This continues the trend from the last year, as HNS’s performance on cash management improved significantly over previous years. Probably the most impressive and important part of HNS’s performance this quarter and year so far, has been our success in booking new orders. During the second quarter, we booked — new orders were $365 million versus $216 million over the same period last year, a 69 percent increase. It’s worthwhile to note that this increase has occurred across all business segments. HNS continued to demonstrate its strength in the set-top box market; we shipped 750,000 DIRECTV units in the second quarter, a dramatic increase compared to the 512,000 units shipped during the second quarter of 2002. As a result, second quarter revenues in our set-top segment grew by 44 percent compared to the second quarter of 2002 as we continued to meet the needs of DIRECTV’s growing subscriber base.

We reached another milestone during the second quarter when we shipped our 12 millionth DIRECTV Receiver System. This (indiscernible) as we transitioned to our next generation basic DIRECTV receiver. This box’s advanced features will bolster DIRECTV’s efforts to improve customer retention. In fact, this new box comprised the bulk of our shipments for the quarter. Shipment volumes of advanced-technology boxes also increased compared to the same period in the prior year, as consumers increasingly embraced TiVo-equipped DVR functionality and high definition picture quality.

Although HNS sales to the Enterprise market were down slightly compared to the same period in the prior year due to lower international sales, it posted significantly higher orders in both domestic and international markets. In fact, total Enterprise orders for the quarter were 58 percent above the same period in the prior year. HNS’s industry-leading product technology and relentless focus on customer satisfaction resulted in the signing of numerous contract extensions during the quarter, in addition to helping us secure contracts with several important new customers.

To give you some specific examples, in the energy market, HNS signed a $12 million service contract with ConocoPhillips. This represented an extension and aggregation of previous contracts. HNS also booked orders for SK Gas in Korea, Suncor in Canada and one other major gas retailer in the United States.

In the restaurant sector, HNS signed a $16 million hardware and service order with a major fast-food restaurant operator. Following a successful pilot, HNS is also now installing VSAT systems at select Domino’s pizza locations. Among retailers, HNS signed three-year service renewals with K-Mart and another major discount retailer. In financial services, HNS signed add-on contracts or renewals with A.G. Edwards and Edward Jones.

In the international arena, HNS signed a $26 million contract with Ethiopia Telecom to provide the large VSAT network for data and multi-channel video capability for schools and government facilities. We also signed an important contract in our carrier segment. Thuraya Satellite Telecommunications Company placed an order for an additional 100,000 dual mode GSM satellite handsets. This order, valued in excess of $50 million, illustrates our strong ongoing relationship with this important customer.

Now, let’s turn our attention to the consumer DIRECWAY business. You may recall from last quarter’s call, that we do not plan to invest significant cash to acquire subscribers during 2003. However, we continued to prudently focus available resources on the market segments that show the most promise, and to improve our operating efficiencies and service quality. As a result, revenues for this business doubled compared to the prior year, and the operating loss before depreciation and amortization was more than halved.

As you evaluate HNS’s enterprise and consumer DIRECWAY segment, it’s important to recall that we began taking action two years ago to consolidate product technology on a common DIRECWAY platform. This eventually led to more efficient use of HNS resources. Now that the resulting products are coming to market, this strategy is yielding significant efficiencies in manufacturing and network operating costs. In the consumer business, this is leading to lower subscriber acquisition and service costs. For enterprise customers, it results in more competitive and profitable pricing that is enabling us to further distance ourselves from the competition.

Looking ahead to the third quarter, we anticipate performance that is consistent with what we just reported. All indications are that set-top box shipments should continue at a strong pace. Enterprise sales should benefit from the increased bookings that I just discussed, while consumer DIRECWAY comparisons will reflect the larger subscriber base.

Although it will not affect sales in 2003, I would like to briefly discuss SPACEWAY. We continue to work closely with Boeing satellite systems, and we are gearing up to commence commercial service in the summer of 2004. Although it is still too early to start booking orders, during the quarter, we continued discussing the system with some of our largest customers and were encouraged by their enthusiastic response. For example, in the recent meeting of CIOs from our largest customers, over 96 percent of them indicated an interest in signing up for SPACEWAY enabled products and services. This interest from existing customers is further supported by positive results from market research we have conducted among business end-users. Among other things, these potential users like is the added functionality and balance between price and performance that SPACEWAY will provide.

As we have also indicated before, the SPACEWAY satellite architecture with its onboard processor, and downlinked phase array antenna with beam forming capability, lends itself to be used for many diverse various applications. Besides the huge enterprise market, we are actively studying its use for DIRECTV’s needs. These include capacity for standard and/or high-definition channels for local into local service, and DMAs not yet served by DIRECTV’s satellite fleet. No final conclusions have been reached. But along with our colleagues at DIRECTV, both the technical and economic analysis is being done, and we will let you know the conclusions as soon as a decision is made.

At this point. I will turn the call back to Jon.

MR. JON RUBIN

Let’s move onto questions you may have about HUGHES’ second quarter results. Keep in mind that we have members of the media on this call in a listen-only mode. I’d like to remind the media that they are not authorized to quote any participants on this call, either directly or in substance other than representatives of HUGHES. In addition, we are webcasting this call live on the Internet, and an archived copy will be kept on our web site. Finally, I’d like to ask callers to limit your questions to only one or two until everyone has had a chance to ask their questions. At that point, feel free to ask additional question. Operator, we are ready for the first question.

THE OPERATOR

(CALLER INSTRUCTIONS). Marc Nabi with Merrill Lynch.

MARC NABI

I just had a couple of questions — two related. One is to the PVRs and the other one is related to maybe your talking a little more about this press that you are getting regarding satellite taxation by state. As far as PVRs are concerned, you said that you thought the first half was a little (indiscernible) than you anticipated and you dramatically expect it to pick up in the back half. What exactly are you going to do as far as your promotions, number one, for that? And number two, what type of hard drives are you up to these days? I know — are you going to be launching a new product out there for the holiday selling period? That is the first part.

MS. ROXANNE AUSTIN

Marc, what we are going to do in the second half of the year, we actually started in July running on air customer — directly to existing customer adds. We have seen a significant pick up relative to those ads, which we expect to continue throughout the quarter and into the fourth quarter. We basically decided that we need to spend quite a bit of attention, as I mentioned in my remarks, on existing customers because they are so passionate, first of all, about DIRECTV, and we think once they have a DIRECTV DVR with TiVo, they will be very passionate about that, and their word-of-mouth will actually help grow the product. In addition, we’re working very closely with the retailers, all of whom are working on promotions, particularly for the holiday season, and to really focus on DVRs, as well as some things that we’re talking to TiVo about. So I think there’s a lot of opportunity in the second half of the year to continue to grow the base. (multiple speakers).

MARC NABI

What does is the SAC do when you actually roll out — the customer takes a PVR, the two set-top boxes — or two or three, and locals and all that — what is a SAC do for that versus a typical SAC, we will say, for one satellite — one set-top box customer?

MR. MIKE PALKOVIC

Sure, Marc. The SAC goes up about 60 to $80 on our side, and the consumer pays somewhere between 150 to $200 more, which is approximately how you cover the additional cost of the DVR. And just as another piece of information, we expect to have the 80 and 120 gig hard drive product out in the third quarter. That is another — we talked about that before — that should be out in the August/September timeframe.

MARC NABI

Roxanne was talking before about retention marketing going up to that 4 — Roxanne, you say 425 to 450?

MR. MIKE PALKOVIC

Four-fifty. The 400 to 450 was the required accounting change. So there is no EBITDA affect on that additional 50. It will be a similar revenue increase that will net that out. Other than that, the 400 million is still a good estimate, which will be backloaded largely driven by our increased focus on DVRs.

MARC NABI

Okay. Just on satellite taxes that are being implemented, could you just give us — I mean it sounds like everyone is jumping on the bandwagon, and it’s starting to really take hold. Could you just give us an update as far as, obviously, you don’t think it’s constitutional. But maybe there is more information you can provide to us.

MR. MIKE PALKOVIC

Right. Let me give you kind of where we are at today. There is approximately 20 states that tax at the state level, apply a sales tax to both cable and satellite equally, meaning they are both taxed, they provide the same service and they pay the same rate. There are a couple of states that (multiple speakers) —

MR. JACK SHAW

Excuse me, Mike. We don’t have problems with those, right?

MR. MIKE PALKOVIC

We don’t have problems with those.

MR. JACK SHAW

We would prefer it not be taxed, but as long as it’s even, we are okay.

MR. MIKE PALKOVIC

That is not the issue. The cable industry has, as you know, they have organized themselves with their local lobby to approach states that are in budget deficits crisis if you will, and have suggested that states tax satellite only. Their argument we think is significantly flawed on several fronts. The first of which is that they are trying to compare an operating cost that they incur for franchise fee which is simply a cost they pay to get access to right of ways to the fact that we are not paying that because we have a different infrastructure. So we continue to make those arguments where it is appropriate. On the legal side, we think it is a violation of the United States Constitution specifically the Commerce Clause of Article I Section 8, which basically — to boil that right down it says you can’t tax interstate commerce differently than intrastate commerce differently than interstate commerce if they provide the same services. We’ve engaged both local legal representation specifically in Ohio, which has an even stronger clause in their constitution and an equal protection clause and a national law firm in Washington. And as you’ve read about, we’re doing this in conjunction with EchoStar on behalf of the satellite industry and we will continue to fight this because we think the approach is not only illegal but it’s based on a flawed argument.

MARC NABI

Mike just one other point on that second question I was asking on the satellite taxes. Are you going to pass it through to the customer or are you going to eat any of that cost?

MIKE PALKOVIC

No this is just a sales tax it is typically passed through at the bottom of the bill like it is today where it is an appropriate sales tax. So where it’s levied, we will be a collection agent and we’ll pass it on to the customer.

MARC NABI

OK. I’ve asked my two questions, I’m done. Thanks.

ROXANNE AUSTIN

Thanks Marc.

THE OPERATOR

We’ll go next to Karim Zia with Duetsche Bank,

KARIM ZIA

Hi. For Pradman, I was wondering the follow up to your comments about the applicability of SPACEWAY’s Ka-band spectrum potentially for video. I wonder if you could talk about the — as you see it now, what the cost of the set-top equipment would be, just in rough terms, to have the dual modulation capability, gather it would have, and what the antenna implications would be in doing that?

MR. PRADMAN KAUL

It is still too early for us to comment on the cost estimates. Obviously, we would have to build an additional SPACEWAY like receiver into the set-top box to receive the video signal. So there is additional electronics that would go into the box. But, we are not yet ready to predict the cost yet. In terms of the antenna, the antenna ramifications are not very different than what today’s multiple and satellite receiving antennas are. So, we expect the antenna sizes to remain the same as today’s antennas that receive signals from multiple satellites.

KARIM ZIA

Okay. And I was wondering as well, and maybe for Roxanne, what the thoughts are with respect to local HD at this point. I gather, SPACEWAY is potentially one of the solutions. But have you done a lot of work in terms of over the air terrestrial technology or other kinds of strategies to address... (multiple speakers)

MS. ROXANNE AUSTIN

We’re looking aggressively Karim to be able to offer a satellite solution for HD levels. I cannot definitively give you exactly what we’re looking at right now, but I can tell you that we are aggressively looking at that option. We think we will find one that will be attractive to our consumers. And we will be able to discuss that with the regulatory folks.

THE OPERATOR

Tom Eagan with Oppenheimer.

TOM EAGAN

Roxanne, in the first quarter, you estimated that about 40 percent of your new customers came from digital cable. What would you estimate — what percentage of your customers in Q2 do you think came from cable?

MS. ROXANNE AUSTIN

A strong 40 percent came from digital cable.

TOM EAGAN

Any particular cable operators that you think you got growth from?

MS. ROXANNE AUSTIN

I don’t have it broken down by cable operator in front of me. But we just rolled out the composition, you know, across the regions why people took it where they came from. And digital cable was a strong 40 percent — I’m sorry, I don’t have it by op.

TOM EAGAN

That’s okay. And then secondly, regarding programming cost, it looks as if they fell as a percentage of your DIRECTV revenue. Do you know what percentage of your network contracts are going to expire this year into ‘04? Thanks.

MR. MIKE PALKOVIC

Tom, about 20 percent of our contracts come up for renewal each year. And, I think it’s like 80 percent of those are tied to like January — their calendar year. And then there’s a few throughout the year; the most notable is ESPN, which is a significant cost in August. But, most of them renew in January. And about one-fifth of all the contracts each year — we have another (indiscernible) next year that we will be negotiating this year to get ready for those re-renegotiations.

THE OPERATOR

Tom Watts with SG Cowen.

TOM WATTS

Congratulations on a good quarter, there. Just pursuing the high-definition a little bit more. There have been some reports that some of the cable operators — Cox, Comcast, have been experimenting with putting kiosks in Circuit City and Best Buy to sign people up for HD service, and actually, in some cases, sell them set-top boxes, which changes the cable model somewhat. And it also really points to high-definition as an area of competition. Is there anything that you can do, on the sales front, to combat that? Because I think Circuit City used to say, you know, you want high-definition? — Go to DIRECTV. With a Cox salesperson in the store, it creates another option.

MS. ROXANNE AUSTIN

Yeah, but they cannot do that nationally, Tom. While they might try to do it in selected markets, we’re the only national service that has full-time, high-definition package with four full channels. And, in addition to the pay-per-view channel as well as HBO and Showtime.

So, if you look at the quantity of high-definition programming that is offered, while, you know, local channels, cable want to talk about the roughly maximum of four hours a day that in primetime, in the fall, that people may do, we are actually offering multiple channels and full-time high-definition programming. So, we offer that nationally, and as I said, we are aggressively looking at high-definition options for locals — in key markets (ph).

TOM WATTS

Okay. Secondly, we saw a number of subscriber losses in the NRTC territories. Is there anything you can do to combat that?

Also, are there any updates in terms of the timing of that litigation? Is that something — is that going to be resolved by mid-’04, early ‘04 — any thoughts?

MS. ROXANNE AUSTIN

I wish I had a day on that. We know we’re going to trial at the end of July — I think it’s now scheduled for July 29. So, more to come on that. I wish our partner at the NRTC and Pegasus would improve their performance; there obviously not performing well. And, they continue to deteriorate. That is disappointing to all of us. I wish we could do something about that.

TOM WATTS

Okay. Finally, just a quick financial question. I saw the settlement with DIRECTV Japan. It looked like, without that, it would’ve taken earnings per share down to about breakeven. It’s not clear what the tax effects were, etc. Could you just elaborate what that was, and without that, what earnings might have been?

MR. MICHAEL GAINES

Tom, this is Mike Gaines. You mentioned DIRECTV Japan; were you referring to the Boeing settlement?

TOM WATTS

No, there was a statement in the press release, I think it was the $37 million satellite related to DIRECTV Japan included in other an net. It was in the same paragraph where you had net income, I believe at 22 million. So.

MR. MICHAEL GAINES

Right. Okay. In terms of other net, last year’s other net in 2002, would have been a negative, without that Japan item, of about, you know, negative 25, 30 million. Obviously, this year, I think, is more typical of a run rate on that other line. So, I think, you know, the year-over-year comparison was influenced by that, but this quarter does not have any unusual item like that.

THE OPERATOR

Todd Mitchell with Blaylock & Partners.

TODD MITCHELL

Two quick questions. First of all, with the pre-marketing cash flow margins rising, it appears that your cost-cutting initiatives are taking hold. Can you refresh, for me, how much you benchmark on an annualized basis? How much of that has been achieved? And sort of where and when you will get to the rest? And the second question is in regards to SPACEWAY and pushing out their launch to the first quarter. Can you tell me what the impact on the free cash flow number is because of that?

MS. ROXANNE AUSTIN

Well, the first question on our improvements to our operating structure — we continue to believe that we will not be at the level we need to be at until we end ‘04, primarily because we have a number of contracts that we’ve said previously that are under renegotiation — one we have already done which is our billing. We are completing our customer service contract as we speak. We’re looking at other operational efficiencies that won’t actually hit until we get into ‘04. I believe by the time we get to the end of ‘04, we will have the kind of run rate that I expect to see for this business.

TODD MITCHELL

You had said 50 million on the billing and 50 million on the customer... (multiple speakers)

MS. ROXANNE AUSTIN

We’ve not given a number on customer (multiple speakers) service; we said it will be at least, if not greater, than the number we have in billing.

TODD MITCHELL

And have you given an aggregate annualized, including headcount reductions and everything else?

MS. ROXANNE AUSTIN

No, we have not.

TODD MITCHELL

Okay. Would you care to elaborate on that?

MS. ROXANNE AUSTIN

Not at this time. (inaudible) for that one. But I will tell you we see significant upside of the business as we go into ‘04. I think there’s a lot of improvement we can continue to make and that this team is very focused on making. I think we have shown when we focus on getting something done, we get it done.

TODD MITCHELL

Okay. And on the SPACEWAY?

MR. PRADMAN KAUL

On an overall project basis, the agreement at Boeing doesn’t really impact the SPACEWAY cash flow. We have not broken out the SPACEWAY cash flow by a fiscal year. So, I don’t think we can comment at this stage on the impact on 2004 cash flow.

TODD MITCHELL

But the launch (inaudible) cost would not have been in this year’s CapEx?

MR. PRADMAN KAUL

Well, obviously, some of the cash requirements from this year will move into next year because of the delay in the launch. But it doesn’t really impact the overall project cash flow.

TODD MITCHELL

Okay. Thank you. Oh one last question on the Boeing — the resolution of the Boeing issue. Is the 360 in addition to what has been accrued? Or does that include — is that net of the accrual?

MR. MICHAEL GAINES

This is Mike. The 360 is an all in payment that covers everything, announced previously accrued, as well as an amount for the dispute. It is the total payment, period.

TODD MITCHELL

How much was accrued?

MR. MICHAEL GAINES

You can see in our press release, we show that the charge was about $8 million, after-tax. So, we had pretty much accrued for almost all of that payment, except for the last 10 million or so.

TODD MITCHELL

So this is it?

MR. MICHAEL GAINES

This is it.

THE OPERATOR

Craig Moffett with Sanford Bernstein.

CRAIG MOFFETT

A question related to your conversation about high def. before. First, can you give us any insight into the number of high-definition subscribers you got in the quarter? And some insight into the channel mix as to how many of your subscribers were coming in from the consumer electronics channel, and whether that is related to your strength in high definition?

MS. ROXANNE AUSTIN

First of all, let me go into — you asked how many high-def. subscribers we have?

CRAIG MOFFETT

Yeah.

MS. ROXANNE AUSTIN

We have a little over 200,000 receivers; it’s a little over 100,000 actual customers, but some have more than one box. We saw a significant uptake in our new high-definition package in the quarter, (inaudible) to the first two weeks it was out; so we are encouraged by that. But we expected to see that grow pretty significantly. You know, retailers are clearly going to be pushing high-definition receivers as we go into the holiday season, and high-definition receivers to go along with people’s monitors if they buy that, for the rest of the of the year. So we are expecting to see that increase fairly significantly. I’m sorry — your second question?

CRAIG MOFFETT

The second question was related to your channel mix overall — where your subscribers are coming from. How much of that is coming through Best Buy/Circuit City type of consumer electronics channel, for example?

MR. MIKE PALKOVIC

The currently breakdown on that is about half of them are coming from our two-step and independent channel, which has been consistent; and over the last six to 12 months, about 40 percent comes pretty much half and half between consumer electronics and CE channel and direct sales; and the remaining amount is all the other small channels like commercial, MDU and some of the regional guys.

CRAIG MOFFETT

And then just a last question on PVRs. I mean you talked about marketing PVRs aggressively to the installed base. You’re going to account for PVR marketing to the installed base as I understand it as part of your retention marketing; is that correct?

MS. ROXANNE AUSTIN

That is correct. We spend it as it’s has incurred.

CRAIG MOFFETT

And that’s included in the subsidy — or in the guidance you gave for that line item?

MS. ROXANNE AUSTIN

That is correct.

THE OPERATOR

Andy Baker with Cathay Financial.

ANDY BAKER

Congratulations on a great quarter. Two quick questions. First, can you tell us what percentage of new subs came from local markets, in markets where you’re offering local into local? And also, can you give us CapEx guidance, both for DIRECTV U.S. as well as for HUGHES in total? For both the rest of this year and 2004 and beyond?

MR. MIKE PALKOVIC

We did approximately 83 percent of our gross adds came out of markets where we have local channels. And our guidance is still approximately 400 million in CapEx at the DIRECTV level; I will let Mike answer the HUGHES question.

MR. MICHAEL GAINES

For HUGHES in total, CapEx for 2003 is estimated to between 900 million and 1 billion.

ANDY BAKER

And do you have guidance for your ‘04?

MR. MICHAEL GAINES

No, we have not put any ‘04 guidance out yet.

ANDY BAKER

Okay. Great, thanks. And just one last question on a more general level. For DIRECTV U.S., you beat, you know, your guidance by about 100 million in the quarter, And what you’ve done is you have then revised your full-year up by about 100 million. Is that suggesting that you had either A, already included in your full-year estimates some of these great improvements you made this quarter in some of these great strides in local into local and in multiple set-top boxes, etc.? Or do expect a particularly difficult operating environment in H2?

MR. MICHAEL GAINES

No, I think that you’re right. We had a particularly good quarter. We flowed most of that, if not all of that, through to our full-year guidance. We still have the same outlook for the second half of the year. Basically, you know, we’re going to get higher gross adds and we’re going to have a little bit higher SAC rate as we continue to sell multiple set-top boxes, which were pushed down the EBITDA trend a little bit. It’s right where we expected it to be, but we definitely will be, you know, approximately a billion and maybe even a little better.

ANDY BAKER

Great. Thanks a lot.

THE OPERATOR

Douglas Shapiro with Banc of America Securities.

DOUG SHAPIRO

I have two things. One was, you have had a couple of consecutive quarters now where your gross adds were down a little bit, year-over-year. I was just wondering if you could talk about what is driving that? Is that simply a reflection of the effort to better control credit quality, or is there something that you think is going on there?

The second thing is that your guidance on pre-marketing cash flow margins in the second half look like they are down about 300 basis points sequentially from the first half. I’m just wondering if that’s really driven by the NFL SUNDAY TICKET or again, if there is something else going on there?

MS. ROXANNE AUSTIN

To your last question first, the NFL is clearly what is driving that in the second of the year. Related to your first question, (multiple speakers).

MR. MIKE PALKOVIC

His question is gross adds, year-over-year.

MS. ROXANNE AUSTIN

Basically, you’re right. We clearly have focused credit quality and prices bring in a higher quality customer, and our adds clearly reflect that and what we’re trying to bring in. I think that the ARPU results that you are seeing, the churn results that you are seeing are showing that that’s been a positive trend for us.

DOUG SHAPIRO

Okay, so do you expect that that is going to continue, or do you think that the gross adds, year-over-year, will — (multiple speakers).

MS. ROXANNE AUSTIN

Our gross ads will be stronger in the second half actually this year than they were in the first half. I mean, that’s a historical trend for us but we see a lot of activity out there really focused on our product in the second half, so I’m pretty optimistic that things will go well in the second half.

DOUG SHAPIRO

Yes, I was just referring to the year-over-year trend. Do you think, then, in the second, it will be up year-over-year, or do you think that you will continue to be a little bit below the year-over-year — or last year’s gross adds in the second half?

MS. ROXANNE AUSTIN

Well, I think we had some tough economic issues in the second half of last year. I mean, we are obviously hoping we will be up a little bit this year.

DOUG SHAPIRO

Thank you.

THE OPERATOR

Steve Mather with Sanders Morris Harris.

STEVE MATHER

Just turning to the balance sheet for a second, when I look at the cash line item, it looks like 3.2 billion. When I back out working capital and dealer activities with purchase price adjustment, etc., it looks like you end the year near one-seven and what I estimate about one billion in available cash, or what you might call extra cash. Mike, do you see it that way? Do you see yourself as having a little fund available, a small warchest, if you will?

MR. MICHAEL GAINES

I think we do see ourselves with some excess cash. Obviously, this Boeing settlement was a positive. I think, also in this environment, we are very comfortable with an excess just as a liquidity cushion.

STEVE MATHER

Okay. I will just push it a little bit more. Now that you have that, does that open up a lot of flexibility for some interesting activities, or do you just consider that a cushion?

MR. MICHAEL GAINES

I don’t think we have made any decision yet. Obviously, there is the flexibility it provides and there turns out to be no good economic use for it, we have the opportunity to deleverage, but I think, at this point, we have not really make any decisions.

STEVE MATHER

Okay. I’m sorry, but one more DIRECTV question — the margins here obviously are improving pretty dramatically. I just want to focus on programming costs for a second. Could you kind of give a little bit more color on the decrease quarter-over-quarter?

MR. MIKE PALKOVIC

Sure. The decrease, quarter-over-quarter, is primarily a lot of the programming contracts, as I commented a little earlier, increase in the first quarter, in January. Since that is fairly flat quarter-over-quarter, we had the price increase, which kicked in, which would improve that relationship, and in addition to that, a higher focus on local-to-local and the mirroring fees from second set-top boxes have come with a higher margin. All of those things improved that relationship quarter-over-quarter.

STEVE MATHER

I see. All right. Thank you.

THE OPERATOR

Vijay Jayant with Lehman Brothers.

VIJAY JAYANT

The question is for Roxanne about the free cash flow, the cash flows. DIRECTV is down 300 million for the first six months. Why is it only going to be 350 for the full-year? Is it 7S satellite in your CapEx?

MS. ROXANNE AUSTIN

Let me have Mike walk you through that. He’s got a cash flow.

MR. MIKE PALKOVIC

Yes. Actually, it would be 375 for the year. The second half of the year, the major drivers are we have a backloaded CapEx profile, but we will spend 150 to 200 million more in the second half of the year. 7S is part of that. We will have interest payments to the bank on our debt of 100 million that most of that will occur in the second half of the year. The rest of it — you know, normal working capital changes and stuff, you know — they move around a little bit but those are the big-ticket items that will take that number down to about 75 from about 300 in the first half.

MR. MIKE PALKOVIC

Following up on this post 7S, is there a need at DIRECTV to launch additional satellites? Shouldn’t CapEx fall down 200, 250 million next January? You have no guidance yet but logically?

MS. ROXANNE AUSTIN

Clearly, I think one of the things that we actually consider is as we look at, you know, additional requirements for high definition and locals, we have to continue to look at our CapEx profile. While we do expect it to decline, I think you could see some increases if we decide to get more aggressive in that area, which is possible.

MR. EDDY HARTENSTEIN

This is Eddy. As Pradman alluded to before and Roxanne just now, we’re looking at all sorts of opportunities. Clearly, the SPACEWAY configurable spot beam capability, and our own fleet in how we maximize the efficiency of that, against what we clearly look at as our market competition and what is going on. So, we are not — haven’t come to any conclusions yet, but rest assured, we’re looking at all combinations, all permutations of the capability to maximize the spectrum that we have and others that we have within the HUGHES satellite.

MR. JACK SHAW

And that could well take some capital investment.

MR. EDDY HARTENSTEIN

Yes, it could.

THE OPERATOR

Alastair McLeod with ABN AMRO.

ALASTAIR MCLEOD

Good afternoon. I’ve got a weird question with regard to your churn expectation for the second half; I think you said 1.5 percent; does this assume a higher DVR penetration in the second half? I mean, do you have a target sort of penetration rate for DVR at the year-end and perhaps longer-term?

MS. ROXANNE AUSTIN

I don’t think it is big enough — the base will be big enough to have a significant effect on churn overall. As you know, we have a much lower profile on DVR customers. What we assume for the second of the year is you could see it being slightly higher in Q3 due to seasonality, trending down in Q4; so overall for the full-year being 1.5. We have not assumed any major improvement due to DVR.

ALASTAIR MCLEOD

Longer-term, I mean, maybe in two years’ time, do you think it will pick up in two years’ time, the DVR penetration, or do you still think it’ll be pretty low?

MS. ROXANNE AUSTIN

No, I think DVR penetration will pick up; there is no question about it. That certainly should help the trend line on churn, over time.

THE OPERATOR

Eric Lee with Deutsche Bank.

ERIC LEE

Good afternoon. Thanks. Just two quick questions. First is, what was CapEx in the quarter versus the year ago period for DIRECTV U.S.?

MR. MIKE PALKOVIC

Forty-five million, I believe in the quarter. It was about — it was 110 for the first half.

ERIC LEE

Okay. Do you know what that was for last year, just as a point of reference?

MS. ROXANNE AUSTIN

We have it, just one second.

MR. JACK SHAW

With all the paper they have here Eric, they have got to have it somewhere.

MR. MIKE PALKOVIC

Last year, it looks like it was approximately 215 million for the first half of last year.

ERIC LEE

Okay. Great. My second question was related to SAC, maybe just to clarify. You sounds like you raised your SAC items on a per-subscriber basis, based on I guess DVR set-top boxes; but then at the same time, it sounded like you had mentioned that the DVR subscriber targets may be a bit challenging for the year. I was wondering if you could just kind of go over that again because I wasn’t quite sure (multiple speakers). ..

MS. ROXANNE AUSTIN

I think there are a couple of things that contributed to SAC for the full-year. Clearly, we are seeing a significant increase in multiple set-top boxes. We basically ended, you know, right around the first quarter, we were like roughly 1.8 or so. We are running well over 1.9 percent in the second quarter. We expect to be over 2 percent by the time we end the year. We expect to be in 2 percent probably by the time we get into Q3, here, and going to Q4 to roughly be over 2. The take rate on the multiple set-top boxes in homes continues to go up. In addition, (multiple speakers).

ERIC LEE

Two boxes per home?

MS. ROXANNE AUSTIN

Two boxes per home (multiple speakers) exactly... exactly. 1.9 boxes per household versus 1.8 in roughly the first quarter, and then we are running up over two, we believe, as we get into the third and fourth quarters. So, I see the number of boxes per household continuing to increase, as well as we expect the DVR penetration to be back-end loaded. So, the effect of retail basically promoting it during the holidays very aggressively as well as our aggressive push on the existing base, will be a motive towards the second half of the year.

ERIC LEE

Okay. Actually, if I could just ask a follow-up question, a third question that just came up. With regards to the NRTC litigation, obviously, there’s not a whole lot you can say about it, but are you guys still involved in non-binding mediation proceedings, or has that already been abandoned?

MS. ROXANNE AUSTIN

Technically, yes, we are still involved in mediation.

THE OPERATOR

Ty Carmichael with Gothic Capital Management.

TY CARMICHAEL

I want to take another stab at the EBITDA guidance for the second half of the year. You get to assume your SAC guidance is about right, and you’ve got to work in some pre-marketing cash flow margins to get to the EBITDA. It looks like, in an absolute dollar basis, the incremental cost is anywhere from 400 to $500 million relative to the first half of the year. And is that in its entirety, related to — because your cost structure really should not change much first half for second half with the only variable, I guess, being the NFL SUNDAY TICKET. I know you will get a little more customer service and billing cost, but the subbase really isn’t growing that much. And the other line items there, you would think, should stay kind of flat. So either, you know I guess is entirety with the NFL SUNDAY TICKET, or you probably have some pretty reasonable upside to the EBITDA number — that EBITDA guidance you’ve given.

MR. MIKE PALKOVIC

The big drivers in the second half of the year are SAC volume, which (multiple speakers) —

TY CARMICHAEL

That would be independent of SAC, that number that I just gave to you know, rounding between 400 and 500 million. Either way, given your cost structure, it’s kind of a big number, particularly relative to, you know, what your guidance is in aggregate for EBITDA. So you assume your SAC guidance is right, and you get, you know, incremental cost above the marketing line of 400 to $500 million versus the first half of the year.

MR. MIKE PALKOVIC

The only other cost that we’ve got that would be significantly different at all from the first of the year is retention marketing, which would be maybe 50 million more in the second half than the first half, tied entirely to, you know, focusing heavily on DVRs. One thing you might want to think about, Ty, in your model, is you don’t have the natural margin improvement in the second half of the year because of the NFL offer.

TY CARMICHAEL

That — is that kind of backing in the cost of the NFL is (inaudible) roughly?

COMPANY REPRESENTATIVE

(multiple speakers).

MS. ROXANNE AUSTIN

No, no. What it is, Ty, is the fact that you don’t have the — basically, you don’t have the margin because you’re basically giving away four months of programming, right, to (multiple speakers).

MR. MIKE PALKOVIC

Right. The proposition is, they get free programming, so there is, you know, net flat margin on your normal customers, and the cash that you are receiving for the NFL, because of the accounting treatment in the first year of the agreement, gets fully reserved against the guarantee. So you don’t have the normal margin improvement, quarter-to-quarter, as you would in the first two quarters of year, and then you have, you know, the downward pressure on volume of SAC, and SAC rate. And then the retention investment. So those are the big-ticket numbers that kind of differ from the second half of year to the first half of the year.

TY CARMICHAEL

Okay. And then, I guess just more broadly speaking, you know, conceptually, what your expectations are; I know you can’t speak specifically to the NRTC situation. But strategically, it seems like you are allocating, you know, a lot of incremental satellite capacity to the rollout of meaningful amount of local channels, most of which are going to fall downmarket where, you know, there’s going to be issues with regard to where you have rights to market and where you don’t have rights to market. And more and more of your customers are coming as you point out from local channel markets. Forget about the economics; (inaudible) strategically, a key objective would be given what you’re doing on a capacity front, to be able to fully leverage the competitive benefits of that. And, I’m wondering, in the event that you don’t accurately, favorably resolve that with the NRTC or this goes to a point where it just continues to linger in court and it gets ugly, if you’re going to hold firm to the planned allocated capacity to some markets where you may not be able to fully realize all the benefits from that?

MS. ROXANNE AUSTIN

Well, Ty, obviously, we’re going to hold firm to what we said, which has been very clear. We’re not going to do anything that’s uneconomical to us, either in a rollout of local markets or in any transaction bases. So, I think, suffice it to say we have been very disciplined in the economic decisions we have made; we’re going to be very disciplined in the economic decisions we continue to make about the rollout of local channels, as well as any other decisions we make, with respect to our business.

TY CARMICHAEL

In the event that Pegasus or NRTC is not resolved, would you change your local channel strategy?

MS. ROXANNE AUSTIN

Not what we’ve announced so far — absolutely not!

THE OPERATOR

Benjamin Swinburne with Morgan Stanley.

BENJAMIN SWINBURNE

Good afternoon. I just wanted to make sure I got this right on the accounting change. Mike, could you just clarify — the 50 million incrementally higher on both the retention line and then on revenue in the second half?

MR. MIKE PALKOVIC

That is correct.

BENJAMIN SWINBURNE

And which activities — those are retail agreements that you were netting before?

MR. MIKE PALKOVIC

No, those are primarily offers to our current customers to, either a mover’s program or something, where we might spend a 100 or $150 and collect 50. We would previously defer $50 of revenue over five years and a similar amount of cost and expense the rest. We’re now going to record, right upfront, as a period cost, all of the revenue and all of the cost. So there’s no EBITDA impact as we pull both of those into the current period, but it does drive revenue and cost up by a similar amount.

BENJAMIN SWINBURNE

Okay. That make sense. There’s a quick question on Pradman on DIRECWAY. Was there a change to the ARPU or to the pricing on the DIRECWAY second quarter? And could you give us any kind of number or direction on churn?

MR. PRADMAN KAUL

Well, we’ve never given any direction on churn. Again, actual ARPU has been going up, because the base of the subscribers is growing significantly to two-way subscribers. And a significant amount of the churn subscribers were predominantly one way. We used to get some basic cost in previous quarters, revenue of like $20 a month from the one-way subscribers. And these are being replaced by two-way subscribers for which we recognize $99 a month revenues during the first year. So, yeah, the mix has changed dramatically and that is increasing our ARPU (multiple speakers) —

BENJAMIN SWINBURNE

Ninety-nine a month in the first year?

MR. PRADMAN KAUL

Yeah.

JACK SHAW

You should explain that sounds extraordinarily high (multiple speakers) —

MR. PRADMAN KAUL

No, yeah, that is a good point, Jack. I recall the two pricing plans that we have that are available to our customers; one is they pay $580 upfront for the hardware and installation, and then pay about $60 a month for service. The other plan, which a lot of the subscribers are using is, they pay $99 upfront for the hardware and installation, and they pay $99 a month for service for 12 months. And then after one year, the monthly charge reverts back to the $60 a month. So, depending on which plan the customer signs up for, we either get $60 a month in the first 12 months for the service, or we get $100 a month in the first year for the service plus some of the hardware costs are amortized over the year.

BENJAMIN SWINBURNE

Okay. I got it. Thanks a lot.

THE OPERATOR

Sturgis Woodberry with Iridian.

STURGIS WOODBERRY

Good afternoon. I just had a question on potential uptick in churn. I think the last time you did a card change out, you did see some uptick in churn. And as you have a card change out plan for the second half, do you anticipate we might see a little bit of that?

MS. ROXANNE AUSTIN

No, we actually have been doing — we’ve been doing card change throughout the year this year. We have not seen anything significant. If you remember, we were shutting down an older generation of cards which was less secure. As we suspected, as we went through the P3 change out, we have not seen anything significant.

THE OPERATOR

Daniel Ernst with Rodman and Renshaw.

DANIEL ERNST

Good afternoon, a follow-up on the DVR question; a couple have asked about it; but you said you’re going to have a challenging time meeting the targets you set in the beginning of the year which I believe were 10 percent of gross adds, and some percentage of the existing subs. Is it safe to say that you missed the 10 percent of gross adds in the year in the current quarter?

MS. ROXANNE AUSTIN

We actually believe we will be closer to 10 percent as we get toward the fourth quarter, and probably the second half of the year, roughly 10 percent; it could be a little less. We were in the low single-digit for the first part of the year. So, you know, that is why I said I think it’s going to be challenging. We really didn’t do an aggressive marketing campaign in the existing base until starting in July. As I said, we’ve gone on air with on-air spots on the DIRECTV service, the existing customers that went on-air the first of July. We dropped about 2 million mail pieces to existing customers in July. So, I think there’s a lot of activity going on now that should help the second half of the year.

DANIEL ERNST

Just to clarify — low single-digits of the existing base, or (multiple speakers) —

MS. ROXANNE AUSTIN

No, of new customers.

THE OPERATOR

Andy Sheffer with John A Levin.

ANDY SHEFFER

I’m sorry if you already talked about this; we were off for a second. But you mentioned that 40 percent of your customers are coming from digital cable. I’m wondering if that is on the net adds or the gross adds (multiple speakers) —

MS. ROXANNE AUSTIN

That’s on gross adds. 40 percent of gross adds are coming from digital cable.

ANDY SHEFFER

Is there any specific part of the country where you’re having more success than others?

MS. ROXANNE AUSTIN

I’m sorry — I don’t have that broken down. We just rolled up all the numbers, obviously, to get ready for this call. But I don’t have it broken down (multiple speakers) —

ANDY SHEFFER

What’s your thinking behind your success in converting digital customers to (multiple speakers) —

MS. ROXANNE AUSTIN

I think it’s pretty clear. Digital doesn’t deliver on the digital promise in terms of cable. Cable is sitting out there with a digital service that people have to pay more money for, and they don’t have it all-digital service like DIRECTV. Part of the channels are analog, part of the channels are digital. Our price value equation for an all-digital service, we will put up against anybody.

THE OPERATOR

At this time, we have no further questions in queue. I’d like to turn the call back to our speakers for any additional or closing remarks.

MR. JON RUBIN

Thank you, all, for joining us today. If you have any other questions, please feel free to contact me, Jon Rubin or our investor relations department at HUGHES or PanAmSat. Thank you.

THE OPERATOR

That concludes today’s conference call. We thank you for your participation. You may disconnect your line at this time.

(CONFERENCE CALL CONCLUDED)

(CONFERENCE CALL CONCLUDED)